Exhibit 99.1

Lixiang Education Received Notice of Failure to Satisfy Continued Listing Rule

LISHUI, China, May 9, 2024 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Global Market on May 7, 2024 indicating that the Company was not in compliance with Listing Rule 5450(a)(1)(the “Minimum Bid Price Rule”), which requires the Company to maintain a minimum bid price of US$1.00 per share.

The Minimum Bid Price Rule requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company from March 21, 2024 to May 6, 2024, the Company no longer meets the requirement of the Minimum Bid Price Rule. In accordance with Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 4, 2024, to regain compliance with the Minimum Bid Price Rule. To regain compliance, the Company’s securities must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during the 180-day period or prior to November 4, 2024. In the event that the Company does not regain compliance with the Minimum Bid Price Rule by November 4, 2024, the Company may be eligible for additional time.

The Company intends to actively monitor the closing bid price of its securities between now and November 4, 2024.

The Notice is only notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com